Media release



Basel, 2?


SEC MAIL
PROCESSING
RECEIVED
MAR 0 2 2006
WASH. D.C.
152
SECTION

Roche raises dividend by 25 percent

Annual General Meeting approves Annual Report and financial statements for 2005 and elects Beatrice Weder di Mauro to Board of Directors

Roche's Annual General Meeting (AGM), which was held today in Basel, approved all of the Board of Directors' proposals. The 632 shareholders in attendance, representing 144,869,427, or 90.54%, of a total of 160,000,000 bearer shares, approved the 2005 Annual Report and financial statements. They also authorised a 25% increase in the gross dividend to 2.50 Swiss francs per share and non-voting equity security, the nineteenth dividend increase in as many years. The Swiss professor of economics Beatrice Weder di Mauro, who works in Germany, was elected to the Board of Directors. The AGM re-elected DeAnne Julius, Peter Brabeck-Letmathe and Horst Teltschik to the Board.

In his address to shareholders, Chairman and CEO Franz B. Humer summed up the year as follows: '2005 was an excellent year for Roche. The Pharmaceuticals Division achieved its best result ever and Diagnostics showed a solid performance, leading to record sales and operating profit on a Group level. With the introduction of many novel diagnostics and life-saving drugs, and a great effort to increase the availability of Tamiflu, we again created sustainable value.'

Apart from the 2005 results, Roche's AGM focused on the efforts under way to prepare for a potential avian influenza pandemic and Roche's role in those efforts, including the successful push to increase production of the anti-influenza drug Tamiflu. Jan van Koeveringe, Head of Pharma Global Technical Operations, stressed that 'the threat of a human influenza pandemic poses a very special challenge for Roche, because our drug Tamiflu is one important element of pandemic preparedness. All the discussion about avian influenza and Tamiflu serves as a reminder of how closely interconnected healthcare innovation and corporate social responsibility are. We have taken targeted action to fulfil that responsibility. Even before governments began stockpiling Tamiflu, we initiated a massive increase in production capacity for the drug at our own risk. By the end of 2006 Roche will be capable of producing over 300 million packs of Tamiflu a year — which is roughly

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comparable to total production capacity in the influenza vaccine sector and more than we currently have orders for. In addition, we have significantly reduced the price on deliveries for government pandemic use and have granted sub-licenses to companies in China and India.'

Following the AGM, the Roche Board of Directors reconstituted itself. André Hoffmann was named to succeed departing director Rolf Hänggi as one of the Board's Vice-Chairmen. There were also changes in the Board committees. The former Finance & Investment and Audit & Corporate Governance Committees were reconstituted and renamed the Audit Committee and Sustainability & Corporate Governance Committee. Both new committees are composed entirely of independent, non-executive directors, as is the Board's Remuneration Committee. Andreas Oeri was chosen to chair the Sustainability & Corporate Governance Committee, and the Audit Committee will be chaired by DeAnne Julius.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, while the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Annual Report 2005: www.roche.com/fig_annualrep_2005.htm
- Roche Board of Directors: www.roche.com/com_dir.htm

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr

- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp


Roche

Dividend for 2005 financial year

The Annual General Meeting of Roche Shareholders voted on 27 February 2006 to distribute an ordinary dividend of CHF 2.50 gross per share and non-voting equity security *(Genussschein)* for the 2005 financial year. This amounts to a net dividend of CHF 1.625 after deducting the 35% withholding tax due on the distribution.

The ordinary dividend will be payable, free of charges, starting Thursday, 2 March 2006 on presentation of **Coupon # 5** at UBS AG, Basel and Zurich, Credit Suisse, Zurich, and any Swiss branch of these banks.

Basel, 28 February 2006
Roche Holding Ltd